Exhibit 11

                         GENERAL MILLS, INC.
                    COMPUTATION OF EARNINGS PER SHARE
                  (In Millions, Except per Share Data)


                                                  Thirteen Weeks Ended
                                                  August 28,  August 29,
                                                    1994        1993

Net Earnings                                       $150.8      $165.8



Computation of Shares:

 Weighted average number of shares outstanding,
  excluding shares held in treasury (a)             158.1       159.9

 Net shares resulting from the assumed exercise of
  certain stock options (b)                           1.8*        2.7*

 Shares potentially issuable under compensation plans  .1*          -*

 Total common shares and common share equivalents   160.0       162.6

Earnings per Share                                 $  .95     $  1.04




Notes to Exhibit 11:

(a) Computed as the weighted average of net shares outstanding on stock-exchange trading days.

(b) Common share equivalents are computed by the "treasury stock" method. This method first determines the number of shares issuable under stock options that had an option price below the average market price for the period, and then deducts the number of shares that could have been repurchased with the proceeds of options exercised.

 * Common share equivalents are not material. As a result, earnings per share have been computed using the weighted average number of shares outstanding of 158.1 million and 159.9 million for the first quarter of fiscal 1995 and 1994, respectively.